# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: El Pollo Loco Holdings, Inc., CIK 0001606366
CUSIP: 268603107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 575 ANTON BLVD, STE 1100, COSTA MESA, California (CA), 92626
Date of event which requires filing of this statement: 06/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-000155
Filed by CIK 0001334429
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Capital Corp., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 4,124,701; shared voting power 0; sole dispositive power 4,124,701; shared dispositive power 0; aggregate amount beneficially owned 4,124,701 (13.5% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 3,635,454; shared voting power 0; sole dispositive power 3,635,454; shared dispositive power 0; aggregate amount beneficially owned 3,635,454 (11.9% of the class)
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,635,454; shared voting power 0; sole dispositive power 3,635,454; shared dispositive power 0; aggregate amount beneficially owned 3,635,454 (11.9% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 120,000; shared voting power 0; sole dispositive power 120,000; shared dispositive power 0; aggregate amount beneficially owned 120,000 (0.4% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: El Pollo Loco Holdings, Inc.
Address of issuer's principal executive offices: 575 ANTON BLVD, STE 1100, COSTA MESA, California (CA), 92626

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,635,454 Shares owned directly by The Lion Fund II is approximately $35,964,823. The Shares purchased by The Lion Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 120,000 Shares owned directly by First Guard is approximately $1,223,056. The Shares purchased by First Guard were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 369,247 Shares owned directly by Biglari Reinsurance is approximately $4,861,578. The Shares purchased by Biglari Reinsurance were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 30,455,298 Shares outstanding as of May 1, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

As of the close of business on July 2, 2026, The Lion Fund II owned directly 3,635,454 Shares, constituting approximately 11.9% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, each of Sardar Biglari and BCC may be deemed to beneficially own the Shares owned by The Lion Fund II.

As of the close of business on July 2, 2026, First Guard owned directly 120,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with First Guard, each of Sardar Biglari, Biglari Reinsurance, Biglari Insurance, and Biglari Holdings may be deemed to beneficially own the Shares owned directly by First Guard.

As of the close of business on July 2, 2026, Biglari Reinsurance owned directly 369,247 Shares, constituting approximately 1.2% of the Shares outstanding, and together with the 120,000 Shares owned directly by First Guard, constituting approximately 1.6% of the Shares outstanding. By virtue of their relationships with Biglari Reinsurance, each of Sardar Biglari, Biglari Insurance, and Biglari Holdings may be deemed to beneficially own the Shares owned directly by Biglari Reinsurance.

An aggregate of 4,124,701 Shares, constituting approximately 13.5% of the Shares outstanding, are reported by the Reporting Persons in this statement.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Items 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (07/02/2026)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (07/02/2026)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (07/02/2026)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (07/02/2026)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (07/02/2026)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (07/02/2026)
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (07/02/2026)